UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13E-3

(Amendment No. 4)

(Rule 13E-100)

RULE 13E-3 TRANSACTION STATEMENT

Under Section 13(e) of the Securities Exchange Act of 1934

Sino Gas International Holdings, Inc.
(Name of Issuer)

Sino Gas International Holdings, Inc.

Harmony Gas Holdings Limited

Prosperity Gas Holdings Limited

Merger Sub Gas Holdings Inc.

Eloten Group Ltd.

Mr. Yuchuan Liu

Zhongyu Gas Holdings Limited

Morgan Stanley Private Equity Asia IV, L.L.C.

Morgan Stanley Private Equity Asia IV, L.P.

Morgan Stanley Private Equity Asia IV Holdings Limited

MSPEA Gas Holdings Limited

(Name of Persons Filing Statement)

Common Stock, par value $0.001 per share
(Title of Class of Securities)
25659R 10 1
(CUSIP Number of Class of Securities)

Sino Gas International Holdings, Inc. No. 18 Zhong Guan Cun Dong St. Haidian District, Beijing 10083 People’s Republic of China +(86) 10-8260-0527	Eloten Group Ltd. Mr. Yuchuan Liu c/o Sino Gas International Holdings, Inc. No. 18 Zhong Guan Cun Dong St. Haidian District, Beijing 10083 People’s Republic of China +(86) 10-8260-0527

Harmony Gas Holdings Limited

Prosperity Gas Holdings Limited

Merger Sub Gas Holdings Inc.

c/o Morgan Stanley Asia Limited

International Commerce Centre

1 Austin Road West

Kowloon, Hong Kong

Attention: Marco Chung

+852 2848-5000

Morgan Stanley Private Equity Asia IV, L.L.C.

Morgan Stanley Private Equity Asia IV, L.P.

Morgan Stanley Private Equity Asia IV Holdings Limited

MSPEA Gas Holdings Limited

c/o Morgan Stanley Asia Limited

International Commerce Centre

1 Austin Road West

Kowloon, Hong Kong

Attention: Marco Chung

+852 2848-5000

Zhongyu Gas Holdings Limited Units 04-06, 28/F China Merchants Tower 168 Connaught Road Central Hong Kong Attention: Daniel Lui + 852 2295-1555

(Name, address and telephone number of person authorized to receive notices and communications on behalf of the persons filing statement)

With copies to:

Skadden, Arps, Slate, Meagher & Flom LLP

30th Floor, China World Office 2

No. 1 Jianguomenwai Avenue

Chao Yang District, Beijing 100004

People’s Republic of China

Attention: Peter X. Huang

Facsimile: +(86) 10 6535-5699

Cleary Gottlieb Steen & Hamilton (Hong Kong) 37th Floor, Hysan Place 500 Hennessy Road Causeway Bay, Hong Kong Attention: Freeman Chan Facsimile: +852 2160 1012

Winston & Strawn LLP Unit 1802, Azia Centre, 1233 Lujiazui Ring Road Shanghai 200120 People’s Republic of China Attention: Laura H. Luo Facsimile: +86 (21) 5298-5262	Ohrenstein & Brown LLP 1305 Franklin Avenue Garden City, NY 11530 Attention: Steven Dreyer Email: Steven.Dreyer@oandb.com

Cadwalader, Wickersham & Taft LLP 2301 China Central Place Tower 2, No. 79 Jianguo Road Beijing 100025 People’s Republic of China Attention: Jiannan Zhang Facsimile: +86 (10) 6599 7300

This statement is filed in connection with (check the appropriate box):

a. ☑ The filing of solicitation materials on an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.

b. ☐ The filing of a registration statement under the Securities Act of 1933.

c. ☐ A tender offer.

d. ☐ None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: ☑

Check the following box if the filing is a final amendment reporting the results of the transaction: ☐

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$66,410,056.7	$8,553.62

* Calculated solely for the purpose of determining the filing fee in accordance with Rule 0-11(b)(1) under the Securities Exchange Act of 1934, as amended. The filing fee is calculated based on the sum of the aggregate cash payment for the proposed per share cash payment of $1.30 for 51,084,659 shares of Company’s common stock issued and outstanding subject to the transaction (the “Transaction Valuation”).

** The filing fee, calculated in accordance with Rule 0-11(b)(1) of the Securities Exchange Act of 1934 and the Securities and Exchange Commission Fee Rate Advisory #3 for Fiscal Year 2014 was calculated by multiplying the transaction value by 0.0001288.

☑ Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $8,553.62
Form or Registration No.: Schedule 14A — Preliminary Proxy Statement

Filing Party: Sino Gas International Holdings, Inc.

Date Filed: April 24, 2014

INTRODUCTION

This Amendment No.3 to Rule 13E-3 transaction statement on Schedule 13E-3, together with the exhibits hereto (this “Schedule 13E-3” or “Transaction Statement”), is being filed with the Securities and Exchange Commission (the “SEC”) pursuant to Section 13(e) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), jointly by the following persons (each, a “Filing Person,” and collectively, the “Filing Persons”): (a) Sino Gas International Holdings, Inc., a Utah corporation (the “Company”), the issuer of the shares of common stock, par value $0.001 per share (the “Company common stock”), that is subject to the transaction pursuant to Rule 13e-3 under the Exchange Act, (b) Harmony Gas Holdings Limited, a Cayman Islands exempted company (“Holdco”), (c) Prosperity Gas Holdings Limited, a Cayman Islands exempted company and a wholly owned subsidiary of Holdco (“Parent”), (d) Merger Sub Gas Holdings Inc., a Utah corporation and a wholly owned subsidiary of Parent (the “Merger Sub”), (e) Mr. Yuchuan Liu, the chairman and chief executive officer of the Company (“Chairman”), (f) Eloten Group Ltd., a British Virgin Islands exempted company and an entity controlled by Chairman (“Eloten”), (g) Zhongyu Gas Holdings Limited, a Cayman Islands exempted company (“Investor”), (h) Morgan Stanley Private Equity Asia IV, L.L.C., a Delaware limited liability company, (i) Morgan Stanley Private Equity Asia IV, L.P., a Cayman Islands exempted limited partnership, (j) Morgan Stanley Private Equity Asia IV Holdings Limited, a Cayman Islands exempted company limited by shares (“Sponsor”), and (k) MSPEA Gas Holdings Limited, a Cayman Islands exempted company limited by shares (“MSPEA”).

This Transaction Statement relates to the Agreement and Plan of Merger dated as of April 3, 2014, as amended on April 16, 2014 and June 2, 2014 (as so amended, the “Merger Agreement”), by and among the Company, Parent and Merger Sub, providing for the merger of Merger Sub with and into the Company (the “Merger”), with the Company surviving the Merger as a wholly owned subsidiary of Parent. Prior to the effective time of the Merger, Parent and Merger Sub are beneficially owned by MSPEA. Following the effective time of the Merger, Holdco and Parent will be beneficially owned by Chairman, MSPEA and Investor. As of the date of this Transaction Statement, Chairman, through Eloten, beneficially owns 6,524,174 shares of Company common stock (the “Rollover Shares”), which Rollover Shares comprise approximately 11.3% of the outstanding shares of Company common stock.

If the Merger is completed, at the effective time of the Merger, each share of Company common stock, other than as provided below, will be cancelled in consideration for the right to receive $1.30 in cash (the “Merger Consideration”), without interest and less any applicable withholding taxes. The following shares of Company common stock will not be converted into the right to receive the Merger Consideration in connection with the Merger: (i) shares of Company common stock owned by the Company or any of the Company’s subsidiaries, which shares will be cancelled at the effective time of the Merger for no consideration, (ii) the Rollover Shares, which, pursuant to a contribution agreement entered into among Eloten, Holdco and Parent dated April 3, 2014, will be contributed to Parent in exchange for newly issued shares of Holdco immediately prior to the consummation of the Merger and will be then cancelled for no consideration at the effective time of the Merger, and (iii) shares of Company common stock owned by shareholders who have properly exercised and perfected dissenters’ rights under the Utah Revised Business Corporation Act, which shares will be cancelled at the effective time of the Merger and will entitle the former holders thereof to demand payment of fair value of his, her or its shares of Company common stock, as may be determined ultimately by a court.

The Merger remains subject to the satisfaction or waiver of the conditions set forth in the Merger Agreement, including obtaining the requisite approval of the Company’s shareholders. The Merger Agreement must be approved by shareholders of the Company holding at least a majority of the outstanding shares of Company common stock.

Concurrently with the filing of this Schedule 13E-3, the Company is filing a definitive proxy statement (the “Proxy Statement”) under Section 14(a) of the Exchange Act, pursuant to which the Company’s board of directors will be soliciting proxies from shareholders of the Company, relating to a special meeting of the shareholders of the Company at which shareholders will consider and vote upon, among other things, a proposal to approve the Merger Agreement. The cross reference sheet below is being supplied pursuant to General Instruction G to Schedule 13E-3 and shows the location in the Proxy Statement of the information required to be included in response to the items of Schedule 13E-3. The information set forth in the Proxy Statement, including all annexes thereto, is hereby incorporated herein by reference, and the responses to each such item in this Schedule 13E-3 are qualified in their entirety by the information contained in the Proxy Statement and the annexes thereto. Capitalized terms used but not defined herein shall have the meanings ascribed to such terms in the Proxy Statement.

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All information contained in this Transaction Statement concerning each Filing Person has been supplied by such Filing Person. No Filing Person, including the Company, has produced any disclosure with respect to any other Filing Person.

Item 1 Summary Term Sheet.

The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•	“SUMMARY TERM SHEET”

•	“QUESTIONS AND ANSWERS ABOUT THE SPECIAL MEETING AND THE MERGER”

Item 2 Subject Company Information.

(a) Name and Address. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•	“SUMMARY TERM SHEET—The Parties Involved in the Merger”

(b) Securities. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•	“QUESTIONS AND ANSWERS ABOUT THE SPECIAL MEETING AND THE MERGER”

•	“THE SPECIAL MEETING—Record Date; Shareholders Entitled to Vote; Quorum”

•	“COMMON STOCK OWNERSHIP OF THE MANAGEMENT AND CERTAIN BENEFICIAL OWNERS”

•	“COMMON STOCK TRANSACTION INFORMATION”

(c) Trading Market and Price. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•	“MARKET PRICE AND DIVIDEND INFORMATION”

(d) Dividends. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•	“MARKET PRICE AND DIVIDEND INFORMATION”

(e) Prior Public Offerings. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•	“COMMON STOCK TRANSACTION INFORMATION—Prior Public Offerings”

(f) Prior Stock Purchases. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•	“COMMON STOCK TRANSACTION INFORMATION—Purchases by the Company”

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Item 3 Identity and Background of Filing Person.

(a) Name and Address. Sino Gas International Holdings, Inc. is the subject company. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•	“SUMMARY TERM SHEET—The Parties Involved in the Merger”

•	“ANNEX D—DIRECTORS AND EXECUTIVE OFFICERS OF EACH FILING PERSON”

(b) Business and Background of Entities. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•	“SUMMARY TERM SHEET—The Parties Involved in the Merger”

•	“ANNEX D—DIRECTORS AND EXECUTIVE OFFICERS OF EACH FILING PERSON”

(c) Business and Background of Natural Persons. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•	“SUMMARY TERM SHEET—The Parties Involved in the Merger”

•	“ANNEX D—DIRECTORS AND EXECUTIVE OFFICERS OF EACH FILING PERSON”

Item 4 Terms of the Transaction.

(a) (1) Material Terms —Tender Offers. Not applicable.

(a) (2) Material Terms—Mergers or Similar Transactions. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•	“SUMMARY TERM SHEET”

•	“QUESTIONS AND ANSWERS ABOUT THE SPECIAL MEETING AND THE MERGER”

•	“SPECIAL FACTORS—Background of the Merger”

•	“SPECIAL FACTORS—Reasons for the Merger and Recommendation of the Special Committee and Our Board of Directors”

•	“SPECIAL FACTORS—Position of the Buyer Group as to the Fairness of the Merger”

•	“SPECIAL FACTORS—Purposes and Reasons of the Buyer Group for the Merger”

•	“SPECIAL FACTORS—Material United States Federal Income Tax Consequences”

•	“SPECIAL FACTORS—Material PRC Income Tax Consequences”

•	“THE SPECIAL MEETING”

•	“THE MERGER AGREEMENT”

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•	“ANNEX A—AGREEMENT AND PLAN OF MERGER”

(c) Different Terms. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•	“SUMMARY TERM SHEET”

•	“SPECIAL FACTORS—Effects of the Merger on the Company”

•	“SPECIAL FACTORS—Financing of the Merger”

•	“SPECIAL FACTORS—Voting Agreement; Voting by the Buyer Group at the Special Meeting”

•	“SPECIAL FACTORS—Interim Investors Agreement”

•	“SPECIAL FACTORS—Interests of Certain Persons in the Merger”

•	“SPECIAL FACTORS—Relationship Between Us and the Buyer Group”

•	“THE SPECIAL MEETING—Purpose of the Special Meeting”

•	“THE SPECIAL MEETING—Vote Required”

•	“THE SPECIAL MEETING—Stock Ownership and Interests of Certain Persons”

•	“THE MERGER AGREEMENT”

•	“ANNEX A—AGREEMENT AND PLAN OF MERGER”

(d) Appraisal Rights. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•	“SUMMARY TERM SHEET—Dissenters’ Rights of Shareholders”

•	“QUESTIONS AND ANSWERS ABOUT THE SPECIAL MEETING AND THE MERGER”

•	“DISSENTERS’ RIGHTS”

•	“ANNEX C—UTAH STATUTORY DISSENTERS’ RIGHTS”

(e) Provisions for Unaffiliated Security Holders. The information set forth in the Proxy Statement under “SPECIAL FACTORS—Reasons for the Merger and Recommendation of the Special Committee and Our Board of Directors” is incorporated herein by reference. There have been no other provisions in connection with the Merger to grant unaffiliated security holders access to the corporate files of the Filing Persons or to obtain counsel or appraisal services at the expense of the Filing Persons.

(f) Eligibility for Listing or Trading. Not applicable.

Item 5 Past Contacts, Transactions, Negotiations and Agreements.

(a) Transactions. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

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•	“SUMMARY TERM SHEET”

•	“SPECIAL FACTORS—Background of the Merger”

•	“SPECIAL FACTORS—Interests of Certain Persons in the Merger”

•	“SPECIAL FACTORS—Relationship Between Us and the Buyer Group”

•	“THE MERGER AGREEMENT”

•	“COMMON STOCK OWNERSHIP OF THE MANAGEMENT AND CERTAIN BENEFICIAL OWNERS”

•	“COMMON STOCK TRANSACTION INFORMATION”

•	“ANNEX A—AGREEMENT AND PLAN OF MERGER”

(b) Significant Corporate Events. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•	“SUMMARY TERM SHEET”

•	“SPECIAL FACTORS—Background of the Merger”

•	“SPECIAL FACTORS—Reasons for the Merger and Recommendation of the Special Committee and Our Board of Directors”

•	“SPECIAL FACTORS—Purposes and Reasons of the Buyer Group for the Merger”

•	“SPECIAL FACTORS—Interests of Certain Persons in the Merger”

•	“THE MERGER AGREEMENT”

•	“ANNEX A—AGREEMENT AND PLAN OF MERGER”

(c) Negotiations or Contacts. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•	“SPECIAL FACTORS—Background of the Merger”

•	“SPECIAL FACTORS—Interests of Certain Persons in the Merger”

•	“SPECIAL FACTORS—Relationship Between Us and the Buyer Group”

•	“THE MERGER AGREEMENT”

•	“ANNEX A—AGREEMENT AND PLAN OF MERGER”

(e) Agreements Involving the Subject Company’s Securities. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•	“SUMMARY TERM SHEET”

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•	“SPECIAL FACTORS—Background of the Merger”

•	“SPECIAL FACTORS—Plans for the Company after the Merger”

•	“SPECIAL FACTORS—Financing of the Merger”

•	“SPECIAL FACTORS—Interests of Certain Persons in the Merger”

•	“SPECIAL FACTORS—Voting Agreement; Voting by the Buyer Group at the Special Meeting”

•	“SPECIAL FACTORS—Limited Guarantee”

•	“SPECIAL FACTORS—Interim Investors Agreement”

•	“THE SPECIAL MEETING—Vote Required”

•	“THE SPECIAL MEETING—Stock Ownership and Interests of Certain Persons”

•	“THE MERGER AGREEMENT”

•	“COMMON STOCK OWNERSHIP OF MANAGEMENT AND CERTAIN BENEFICIAL OWNERS”

•	“COMMON STOCK TRANSACTION INFORMATION”

•	“ANNEX A—AGREEMENT AND PLAN OF MERGER”

Item 6 Purposes of the Transaction and Plans or Proposals.

(b) Use of Securities Acquired. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•	“SUMMARY TERM SHEET”

•	“QUESTIONS AND ANSWERS ABOUT THE SPECIAL MEETING AND THE MERGER”

•	“SPECIAL FACTORS—Purposes and Reasons of the Buyer Group for the Merger”

•	“SPECIAL FACTORS—Effects of the Merger on the Company”

•	“SPECIAL FACTORS—Plans for the Company after the Merger”

•	“THE MERGER AGREEMENT”

•	“ANNEX A—AGREEMENT AND PLAN OF MERGER”

(c)(1)-(8) Plans. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•	“SUMMARY TERM SHEET”

•	“SPECIAL FACTORS—Background of the Merger”

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•	“SPECIAL FACTORS—Reasons for the Merger and Recommendation of the Special Committee and Our Board of Directors”

•	“SPECIAL FACTORS—Purposes and Reasons of the Buyer Group for the Merger”

•	“SPECIAL FACTORS—Effects of the Merger on the Company”

•	“SPECIAL FACTORS—Plans for the Company after the Merger”

•	“SPECIAL FACTORS—Financing of the Merger”

•	“SPECIAL FACTORS—Interests of Certain Persons in the Merger”

•	“SPECIAL FACTORS—Voting Agreement; Voting by the Buyer Group at the Special Meeting”

•	“SPECIAL FACTORS—Delisting and Deregistration of the Company Common Stock”

•	“THE MERGER AGREEMENT”

•	“ANNEX A—AGREEMENT AND PLAN OF MERGER”

Item 7 Purposes, Alternatives, Reasons and Effects.

(a) Purposes. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•	“SUMMARY TERM SHEET”

•	“SPECIAL FACTORS—Background of the Merger”

•	“SPECIAL FACTORS—Reasons for the Merger and Recommendation of the Special Committee and Our Board of Directors”

•	“SPECIAL FACTORS—Purposes and Reasons of the Buyer Group for the Merger”

•	“SPECIAL FACTORS—Effects of the Merger on the Company”

•	“SPECIAL FACTORS—Plans for the Company after the Merger”

•	“THE MERGER AGREEMENT”

•	“ANNEX A—AGREEMENT AND PLAN OF MERGER”

(b) Alternatives. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•	“SPECIAL FACTORS—Background of the Merger”

•	“SPECIAL FACTORS—Reasons for the Merger and Recommendation of the Special Committee and Our Board of Directors”

•	“SPECIAL FACTORS—Position of the Buyer Group as to the Fairness of the Merger”

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•	“SPECIAL FACTORS—Purposes and Reasons of the Buyer Group for the Merger”

•	“SPECIAL FACTORS—Alternatives to the Merger”

•	“SPECIAL FACTORS—Effects on the Company if the Merger is not Completed

(c) Reasons. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•	“SUMMARY TERM SHEET”

•	“SPECIAL FACTORS—Background of the Merger”

•	“SPECIAL FACTORS—Reasons for the Merger and Recommendation of the Special Committee and Our Board of Directors”

•	“SPECIAL FACTORS—Position of the Buyer Group as to the Fairness of the Merger”

•	“SPECIAL FACTORS—Purposes and Reasons of the Buyer Group for the Merger”

•	“SPECIAL FACTORS—Effects of the Merger on the Company”

(d) Effects. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•	“SUMMARY TERM SHEET”

•	“SPECIAL FACTORS—Background of the Merger”

•	“SPECIAL FACTORS—Reasons for the Merger and Recommendation of the Special Committee and Our Board of Directors”

•	“SPECIAL FACTORS—Purposes and Reasons of the Buyer Group for the Merger”

•	“SPECIAL FACTORS—Effects of the Merger on the Company”

•	“SPECIAL FACTORS—Plans for the Company after the Merger”

•	“SPECIAL FACTORS—Effects on the Company if the Merger is not Completed”

•	“SPECIAL FACTORS—Interests of Certain Persons in the Merger”

•	“SPECIAL FACTORS—Delisting and Deregistration of the Company Common Stock”

•	“SPECIAL FACTORS—Material United States Federal Income Tax Consequences”

•	“SPECIAL FACTORS—Material PRC Income Tax Consequences”

•	“THE MERGER AGREEMENT”

•	“DISSENTERS’ RIGHTS”

•	“ANNEX A—AGREEMENT AND PLAN OF MERGER”

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•	“ANNEX C—UTAH STATUTORY DISSENTERS’ RIGHTS”

Item 8 Fairness of the Transaction.

(a), (b) Fairness; Factors Considered in Determining Fairness. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•	“SUMMARY TERM SHEET”

•	“SPECIAL FACTORS—Background of the Merger”

•	“SPECIAL FACTORS—Reasons for the Merger and Recommendation of the Special Committee and Our Board of Directors”

•	“SPECIAL FACTORS—Opinion of Houlihan Lokey (China) Limited”

•	“SPECIAL FACTORS—Position of the Buyer Group as to the Fairness of the Merger”

•	“SPECIAL FACTORS—Interests of Certain Persons in the Merger”

•	“ANNEX B—OPINION OF THE FINANCIAL ADVISOR”

(c) Approval of Security Holders. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•	“SUMMARY TERM SHEET”

•	“QUESTIONS AND ANSWERS ABOUT THE SPECIAL MEETING AND THE MERGER”

•	“SPECIAL FACTORS—Voting Agreement; Voting by the Buyer Group at the Special Meeting”

•	“THE SPECIAL MEETING—Record Date; Shareholders Entitled to Vote; Quorum”

•	“THE SPECIAL MEETING—Vote Required”

•	“THE SPECIAL MEETING—Voting Agreement; Voting by the Buyer Group at the Special Meeting”

•	“THE MERGER AGREEMENT”

•	“ANNEX A—AGREEMENT AND PLAN OF MERGER”

(d) Unaffiliated Representative. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•	“SPECIAL FACTORS—Background of the Merger”

•	“SPECIAL FACTORS—Reasons for the Merger and Recommendation of the Special Committee and Our Board of Directors”

•	“SPECIAL FACTORS—Opinion of Houlihan Lokey (China) Limited”

•	“ANNEX B—OPINION OF THE FINANCIAL ADVISOR”

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(e) Approval of Directors. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•	“SUMMARY TERM SHEET”

•	“QUESTIONS AND ANSWERS ABOUT THE SPECIAL MEETING AND THE MERGER”

•	“SPECIAL FACTORS—Background of the Merger”

•	“SPECIAL FACTORS—Reasons for the Merger and Recommendation of the Special Committee and Our Board of Directors”

(f) Other Offers. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•	“SPECIAL FACTORS—Background of the Merger”

•	“SPECIAL FACTORS—Reasons for the Merger and Recommendation of the Special Committee and Our Board of Directors”

•	“SPECIAL FACTORS—Alternatives to the Merger”

Item 9 Reports, Opinions, Appraisals and Negotiations.

(a) Report, Opinion or Appraisal; The information set forth in the Proxy Statement under the following captions is incorporated herein by reference.

•	“SUMMARY TERM SHEET”

•	“SPECIAL FACTORS—Background of the Merger”

•	“SPECIAL FACTORS—Opinion of Houlihan Lokey (China) Limited”

•	“WHERE YOU CAN FIND MORE INFORMATION”

•	“ANNEX B—OPINION OF THE FINANCIAL ADVISOR”

(b) Preparer and Summary of the Report, Opinion or Appraisal; The information set forth in the Proxy Statement under the following captions is incorporated herein by reference.

•	“SPECIAL FACTORS—Background of the Merger”

•	“SPECIAL FACTORS—Opinion of Houlihan Lokey (China) Limited”

•	“ANNEX B—OPINION OF THE FINANCIAL ADVISOR”

(c) Availability of Documents. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference.

•	“WHERE YOU CAN FIND MORE INFORMATION”

•	“ANNEX B—OPINION OF THE FINANCIAL ADVISOR”

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The reports, opinions or appraisals referenced in this Item 9 will be made available for inspection and copying at the principal executive offices of the Company during its regular business hours by any interested holder of shares of Company common stock or his, her or its representative who has been so designated in writing.

Item 10 Source and Amounts of Funds or Other Consideration.

(a), (b) Source of Funds; Conditions. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

•	“SUMMARY TERM SHEET”

•	“SPECIAL FACTORS—Financing of the Merger”

•	“THE MERGER AGREEMENT”

•	“ANNEX A—AGREEMENT AND PLAN OF MERGER”

(c) Expenses. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

•	“SUMMARY TERM SHEET”

•	“SPECIAL FACTORS—Effects on the Company if the Merger is not Completed”

•	“SPECIAL FACTORS—Estimated Fees and Expenses”

•	“THE MERGER AGREEMENT”

•	“ANNEX A—AGREEMENT AND PLAN OF MERGER”

(d) Borrowed Funds. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

•	“SUMMARY TERM SHEET”

•	“SPECIAL FACTORS—Financing of the Merger”

Item 11 Interest in Securities of the Subject Company.

(a) Securities Ownership. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

•	“SUMMARY TERM SHEET”

•	“SPECIAL FACTORS—Interests of Certain Persons in the Merger”

•	“COMMON STOCK OWNERSHIP OF THE MANAGEMENT AND CERTAIN BENEFICIAL OWNERS”

(b) Securities Transactions. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

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•	“SPECIAL FACTORS—Background of the Merger”

•	“SPECIAL FACTORS—Interests of Certain Persons in the Merger”

•	“THE MERGER AGREEMENT”

•	“COMMON STOCK TRANSACTION INFORMATION”

•	“ANNEX A—AGREEMENT AND PLAN OF MERGER”

Item 12 The Solicitation or Recommendation.

(d) Intent to Tender or Vote in a Going-Private Transaction. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

•	“SUMMARY TERM SHEET”

•	“SPECIAL FACTORS—Interests of Certain Persons in the Merger”

•	“SPECIAL FACTORS—Voting Agreement; Voting by the Buyer Group at the Special Meeting”

•	“THE SPECIAL MEETING—Vote Required”

•	“THE SPECIAL MEETING—Stock Ownership and Interests of Certain Persons”

•	“COMMON STOCK OWNERSHIP OF THE MANAGEMENT AND CERTAIN BENEFICIAL OWNERS”

(e) Recommendation of Others. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

•	“SUMMARY TERM SHEET”

•	“QUESTIONS AND ANSWERS ABOUT THE SPECIAL MEETING AND THE MERGER”

•	“SPECIAL FACTORS—Reasons for the Merger and Recommendation of the Special Committee and Our Board of Directors”

•	“SPECIAL FACTORS—Position of the Buyer Group as to the Fairness of the Merger”

•	“SPECIAL FACTORS—Interests of Certain Persons in the Merger”

•	“SPECIAL FACTORS—Voting Agreement; Voting by the Buyer Group at the Special Meeting”

•	“THE SPECIAL MEETING—Recommendation of Our Board of Directors and the Special Committee”

Item 13 Financial Statements.

(a) Financial Information. The audited financial statements of the Company for the years ended December 31, 2013 and December 31, 2012, respectively, contained in the Company’s Annual Report on Form 10-K for the year ended December 31, 2013 filed on April 14, 2014 (see page F-1 and following pages) and the unaudited financial statements of the Company for the first quarter ended March 31, 2014 on Form 10-Q filed on May 20, 2014 are incorporated herein by reference (see page 7 and following pages).

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The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

•	“SELECTED FINANCIAL INFORMATION”

•	“WHERE YOU CAN FIND MORE INFORMATION”

(b) Pro Forma Information. Not applicable.

Item 14 Persons/Assets, Retained, Employed, Compensated Or Used.

(a) Solicitations or Recommendations. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

•	“SUMMARY TERM SHEET”

•	“QUESTIONS AND ANSWERS ABOUT THE SPECIAL MEETING AND THE MERGER”

•	“SPECIAL FACTORS—Reasons for the Merger and Recommendation of the Special Committee and Our Board of Directors”

•	“SPECIAL FACTORS—Estimated Fees and Expenses”

•	“THE SPECIAL MEETING—Solicitation of Proxies”

(b) Employees and Corporate Assets. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

•	“SUMMARY TERM SHEET”

•	SPECIAL FACTORS—Interests of Certain Persons in the Merger”

•	“ANNEX D—DIRECTORS AND EXECUTIVE OFFICERS OF EACH FILING PERSON”

Item 15 Additional Information.

(b) Other Material Information. The entirety of the Proxy Statement, including all Annexes thereto, is incorporated herein by reference. Also incorporated herein by reference is the disclosure of a loan transaction between affiliates of Sino Gas International Holdings, Inc. and Zhongyu Gas Holdings Limited on Form 8-K filed on May 12, 2014.

Item 16 Exhibits.

(a)(1) Definitive Proxy Statement of the Company, incorporated by reference to the Schedule 14A filed with the SEC on July 3, 2014.

(a)(2) Form of Proxy Card, incorporated herein by reference to the Proxy Statement.

(a)(3) Notice of Special Meeting of Shareholders of the Company, incorporated herein by reference to the Proxy Statement.

(a)(4) Press Release, dated as of April 3, 2014, incorporated herein by reference to Exhibit 99.1 to the Current Report on Form 8-K furnished by the Company to the SEC on April 3, 2014.

13

(b)(1) Equity Commitment Letter, dated as of April 3, 2014, by and between Holdco and MSPEA, incorporated herein by reference to Exhibit 7.06 to the Schedule 13D/A filed by Chairman and Eloten on April 3, 2014.

(b)(2) Equity Commitment Letter, dated as of April 3, 2014, by and between Holdco and Investor incorporated herein by reference to Exhibit 7.07 to the Schedule 13D/A filed by Chairman and Eloten on April 3, 2014.

(c)(1) Opinion of Houlihan Lokey (China) Limited, dated as of April 3, 2014, incorporated herein by reference to Annex B of the Proxy Statement.

(c)(2) Discussion Materials prepared by Houlihan Lokey (China) Limited for discussion with the special committee of the board of directors of the Company, dated as of April 3, 2014. (Previously filed on May 7, 2014)

(c)(3) Discussion Materials from Houlihan Lokey (China) Limited dated as of January 24, 2014. (Previously filed on June 3, 2014)

(c)(4) Presentation prepared by William Blair to the Special Committee dated as of May 14, 2012. (Previously filed on June 3, 2014)

(d)(1) Agreement and Plan of Merger, dated as of April 3, 2014, by and among the Company, Parent and Merger Sub, incorporated herein by reference to Annex A to the Proxy Statement.

(d)(2) Amendment to the Agreement and Plan of Merger, dated as of April 16, 2014, by and among the Company, Parent and Merger Sub, incorporated herein by reference to Annex A to the Proxy Statement.

(d)(3) Limited Guarantee, dated as of April 3, 2014, by Chairman, Investor and Sponsor in favor of the Company, incorporated herein by reference to Exhibit 9.2 to the Form 8-K filed by the Company with the SEC on April 3, 2014.

(d)(4) Contribution Agreement, dated as of April 3, 2014, by and among Parent, Holdco and Eloten, incorporated herein by reference to Exhibit 7.08 to the Schedule 13D/A filed by Chairman and Eloten on April 3, 2014.

(d)(5) Voting Agreement, dated as of April 3, 2014, by and between Parent and Eloten, incorporated herein by reference to Exhibit 7.09 to the Schedule 13D/A filed by Chairman and Eloten on April 3, 2014.

(d)(6) Interim Investors Agreement, dated as of April 3, 2014, by and among Chairman, Holdco, MSPEA and Investor, incorporated herein by reference to Exhibit 7.10 to the Schedule 13D/A filed by Chairman and Eloten on April 3, 2014.

(d)(7) Amendment No. 2 to the Agreement and Plan of Merger, dated as of June 2, 2014, by and among the Company, Parent and Merger Sub, incorporated herein by reference to Annex A to the Proxy Statement.

(f)(1) Appraisal Rights, incorporated herein by reference to the Section entitled “Dissenters’ Rights” in the Proxy Statement.

(f)(2) Part 13 of the Utah Revised Business Corporation Act, incorporated herein by reference to Annex C to the Proxy Statement.

(g) Not applicable.

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SIGNATURE

After due inquiry and to the best of my knowledge and belief, the undersigned hereby certify that the information set forth in this statement is true, complete and correct.

Dated: July 3, 2014

SINO GAS INTERNATIONAL HOLDINGS, INC.

By:	/s/ ROBERT I. ADLER
Name: ROBERT I. ADLER
Title: Chairman of the Special Committee

HARMONY GAS HOLDINGS LIMITED

By:	/s/ SAMANTHA JENNIFER COOPER
Name: SAMANTHA JENNIFER COOPER
Title: Director

PROSPERITY GAS HOLDINGS LIMITED

By:	/s/ SAMANTHA JENNIFER COOPER
Name: SAMANTHA JENNIFER COOPER
Title: Director

MERGER SUB GAS HOLDINGS INC.

By:	/s/ SAMANTHA JENNIFER COOPER
Name: SAMANTHA JENNIFER COOPER
Title: Director

SIGNATURE

After due inquiry and to the best of my knowledge and belief, the undersigned hereby certify that the information set forth in this statement is true, complete and correct.

Dated: July 3, 2014

YUCHUAN LIU

/s/ YUCHUAN LIU

ELOTEN GROUP LTD.

By:	/s/ YUCHUAN LIU
Name: YUCHUAN LIU
Title: Director

ZHONGYU GAS HOLDINGS LIMITED

By:	/s/ Lui Siu Keung
Name: Lui Siu Keung
Title: Joint Managing Director

SIGNATURE

After due inquiry and to the best of my knowledge and belief, the undersigned hereby certify that the information set forth in this statement is true, complete and correct.

Dated: July 3, 2014

MORGAN STANLEY PRIVATE EQUITY ASIA IV, L.L.C.

By:	Morgan Stanley Private Equity Asia IV, Inc., its Managing Member

By:	/s/ SAMANTHA JENNIFER COOPER
Name: SAMANTHA JENNIFER COOPER
Title: Vice President

MORGAN STANLEY PRIVATE EQUITY ASIA IV, L.P.

By:	Morgan Stanley Private Equity Asia IV, L.L.C., its General Partner
By:	Morgan Stanley Private Equity Asia IV, Inc., its Managing Member

By:	/s/ SAMANTHA JENNIFER COOPER
Name: SAMANTHA JENNIFER COOPER
Title: Vice President

MORGAN STANLEY PRIVATE EQUITY ASIA IV HOLDINGS LIMITED

/s/ SAMANTHA JENNIFER COOPER
By:	Name: SAMANTHA JENNIFER COOPER
Title: Alternate Director to Alan K. Jones

MSPEA GAS HOLDINGS LIMITED

By:	/s/ SAMANTHA JENNIFER COOPER
Name: SAMANTHA JENNIFER COOPER
Title: Director

EXHIBIT INDEX

(a)(1) Proxy Statement of the Company, incorporated by reference to the Schedule 14A filed with the SEC on July 3, 2014.

(a)(2) Form of Proxy Card, incorporated herein by reference to the Proxy Statement.

(a)(3) Notice of Special Meeting of Shareholders of the Company, incorporated herein by reference to the Proxy Statement.

(a)(4) Press Release, dated as of April 3, 2014, incorporated herein by reference to Exhibit 99.1 to the Current Report on Form 8-K furnished by the Company to the SEC on April 3, 2014.

(b)(1) Equity Commitment Letter, dated as of April 3, 2014, by and between Holdco and MSPEA, incorporated herein by reference to Exhibit 7.06 to the Schedule 13D/A filed by Chairman and Eloten on April 3, 2014.

(b)(2) Equity Commitment Letter, dated as of April 3, 2014, by and between Holdco and Investor incorporated herein by reference to Exhibit 7.07 to the Schedule 13D/A filed by Chairman and Eloten on April 3, 2014.

(c)(1) Opinion of Houlihan Lokey (China) Limited, dated as of April 3, 2014, incorporated herein by reference to Annex B of the Proxy Statement.

(c)(2) Discussion Materials prepared by Houlihan Lokey (China) Limited for discussion with the special committee of the board of directors of the Company, dated as of April 3, 2014. (Previously filed on May 7, 2014)

(c)(3) Discussion Materials from Houlihan Lokey (China) Limited dated as of January 24, 2014. (Previously filed on June 3, 2014)

(c)(4) Presentation prepared by William Blair to the Special Committee dated as of May 14, 2012. (Previously filed on June 3, 2014)

(d)(1) Agreement and Plan of Merger, dated as of April 3, 2014, by and among the Company, Parent and Merger Sub, incorporated herein by reference to Annex A to the Proxy Statement.

(d)(2) Amendment to the Agreement and Plan of Merger, dated as of April 16, 2014, by and among the Company, Parent and Merger Sub, incorporated herein by reference to Annex A to the Proxy Statement.

(d)(3) Limited Guarantee, dated as of April 3, 2014, by Chairman, Investor and Sponsor in favor of the Company, incorporated herein by reference to Exhibit 9.2 to the Form 8-K filed by the Company with the SEC on April 3, 2014.

(d)(4) Contribution Agreement, dated as of April 3, 2014, by and among Parent, Holdco and Eloten, incorporated herein by reference to Exhibit 7.08 to the Schedule 13D/A filed by Chairman and Eloten on April 3, 2014.

(d)(5) Voting Agreement, dated as of April 3, 2014, by and between Parent and Eloten, incorporated herein by reference to Exhibit 7.09 to the Schedule 13D/A filed by Chairman and Eloten on April 3, 2014.

(d)(6) Interim Investors Agreement, dated as of April 3, 2014, by and among Chairman, Holdco, MSPEA and Investor, incorporated herein by reference to Exhibit 7.10 to the Schedule 13D/A filed by Chairman and Eloten on April 3, 2014.

(d)(7) Amendment No. 2 to the Agreement and Plan of Merger, dated as of June 2, 2014, by and among the Company, Parent and Merger Sub, incorporated herein by reference to Annex A to the Proxy Statement.

(f)(1) Appraisal Rights, incorporated herein by reference to the Section entitled “Dissenters’ Rights” in the Proxy Statement.

(f)(2) Part 13 of the Utah Revised Business Corporation Act, incorporated herein by reference to Annex C to the Proxy Statement.

(g) Not applicable.